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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For        PRESS RELEASES ISSUED ON APRIL 2, 2001 AND APRIL 4, 2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                  Form 40-F    X
          -----                                       -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                           No    X
   -----                          -----

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                                PRESS RELEASES OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K
                             ----------------------


a)   Dated April 2, 2001 (#09/01)
b)   Dated April 4, 2001 (#10/01)

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                              [QUEBECOR WORLD LOGO]

APRIL 2, 2001                                                        09/01

FOR IMMEDIATE RELEASE                                          Page 1 of 1

                QUEBECOR WORLD ANNOUNCES NORMAL COURSE ISSUER BID

MONTREAL, QUEBEC - Quebecor World Inc. ("Quebecor World" or the "Corporation") announced today that, subject to regulatory approval, its Board of Directors had authorized a normal course issuer bid for a maximum of 8,800,000 Subordinate Voting Shares, which constituted 88,047,111 Subordinate Voting Shares representing approximately 9.99% of the public float for the Subordinate Voting Shares, as of March 26, 2001.

Purchase will be made during the period from April 6 2001 to April 5 2002, such purchases to be made on the open market through the facilities of The Toronto Stock Exchange and the New York Stock Exchange. Shares purchased under the bid will be cancelled. The Corporation may enter into equity derivatives including forward contracts with respect to its shares under the bid. As at March 26, 2001, there were 88,230,831 Subordinate Voting Shares and 54,885,496 Multiple Voting Shares of the Corporation issued and outstanding. As of today, the Corporation has purchased a total of 4,940,000 Subordinate Voting Shares at an average cost per share of $35.26 under its Normal Course Issuer Bid that was instituted as of April 6, 2000 and will expire on April 5, 2001. It was funded through the sale of non-core businesses and other assets.

Quebecor World believes that its shares have been trading at a price range that does not adequately reflect their value in relation to the Corporation's assets, business and future business prospects. As a result, depending on the future trading prices and other factors, Quebecor World believes that the purchase of up to 8,800,000 of its outstanding Subordinate Voting Shares in connection with the Normal Course Issuer Bid will represent an appropriate use of the Corporation's corporate funds.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.
                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                              Tony Ross
Director, Corporate Finance and             Director, Communications
Investor Relations                          Quebecor Word Inc.
Quebecor World Inc.                         (514) 877-5317
(514) 877-5118                              (800) 567-7070
(800) 567-7070

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                              [QUEBECOR WORLD LOGO]

APRIL 4, 2001                                                        10/01

FOR IMMEDIATE RELEASE                                          Page 1 of 2


                 QUEBECOR WORLD REVIEWS RECORD YEAR AT 2000 AGM


MONTREAL, QUEBEC--Quebecor World held its annual general meeting today, reviewing a year in which the Company achieved record results and became the largest and best performing print media company in the world.

The year 2000 was the 12th straight year of record results for Quebecor World. In two years, revenue increased from $3.8 billion to $6.5 billion. During the same period, operating income rose 129% to reach $725 million.

In March 2001. the Company had fully repaid bank borrowings under the credit facility established in 1999 for the acquisition of World Color Press, Inc.

"We have kept our focus on integrating our business," said Charles G. Cavell, President and CEO of Quebecor World. "We have achieved-industry leading double-digit margins. Some people thought it couldn't be done, but we have delivered on our commitments and then some."

Cost savings and synergies will reach $110 million by the end of 2002, double what was expected at the time of the announcement of the merger.

"By not making a single acquisition in almost two years, concentrating on the business and improving internal efficiencies, we have managed to return to our pre-acquisition capital structure," added Mr. Cavell. "We are now in a position to continue our role as the industry's global consolidator."

Recently Quebecor World announced two acquisitions. In Spain, the Company purchased a controlling interest in a leading pre-media company in Madrid, Espacio y Punto. In Brazil, Quebecor World recently acquired 75% of Grafica Melhoramentos, which has annual sales of $16 million printing trade and textbooks, magazines, directories and catalogs.

The facility will be Quebecor World's second in Latin America's largest economy. The Company's greenfield plant in Recife, Brazil's fourth largest city, has already begun printing magazines for Editora Abril and will also print directories for the country's largest directory publisher Listel.

Quebecor World is continuing to actively assess accretive acquisitions in all three continents in which it operates as it strives to expand its global footprint. As the only truly global printer, Quebecor World continues to believe that its strategy of expansion is in the best interest of its customers and its shareholders.

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FOR IMMEDIATE RELEASE                                          Page 2 of 2


In 2000, Quebecor World had sales of more than $500 million dollars from customers that buy from it on more than one continent. The Company is committed to increasing those sales as it moves forward in 2001.

Quebecor World is the largest printer of magazines, catalogs, books and direct mail products. At its annual meeting the Company released a study on the health of print. The research shows that print continues to be the choice of advertisers. In the United States, Europe and Latin America, advertisers spent more dollars in print than all other forms of media combined. The data, gathered by an independent research firm, shows the growth rate in all Quebecor World's core business groups will outstrip the industry average. The study can be obtained by logging onto the Company's Web site at www.quebecorworld.com .

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.
                                     - 30 -


FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                  QUEBECOR WORLD INC.



                  By:   /S/ MARIE D. HLAVATY
                        ---------------------
                  Name:   Marie D. Hlavaty
                  Title:  Vice President, General Counsel & Secretary



Date: April 9, 2001

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                  QUEBECOR WORLD INC.



                  By:   /S/ MARIE D. HLAVATY
                        ---------------------
                  Name:   Marie D. Hlavaty
                  Title:  Vice President, General Counsel & Secretary



Date: April 9, 2001


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